Exhibit 2.4

Confidential	March 31, 2016

Share Purchase Agreement

StayFriends GmbH (Germany)

Trombi Acquisition SARL (France)

Klassträffen Sweden AB (Sweden)

Klassenfreunde.ch GmbH (Switzerland)

Classmates International Inc.

and

Ströer Content Group GmbH

Exhibits

1.	Exhibit 5.1.1b).	Description of Permitted Leakage

2.	Exhibit 5.1.2h)	Documentation/Description of IT development projects

3.	Exhibit 6.3.1)	Definition Gold Members

4.	Exhibit 6.3.2)	Definition Deferred Revenues

5.	Exhibit 6.6.4	Klassenfreunde: sample share transfer agreement

6.	Exhibit 6.6.5a)	For Trombi: sample share transfer agreement

7.	Exhibit 6.6.5b)	For Trombi: decisions to amend the articles of association (change of sole shareholder).

8.	Exhibit 6.7	Draft closing memorandum

9.	Exhibit 7.2.1	(“Financial Statements”) for the fiscal year ending on 2014 and 2015 and the trial balance for the Companies for the fiscal years ending 2013, 2014 and 2015

10.	Exhibit 7.3.1	Anonymized list of all employees (“Employees”)

11.	Exhibit 7.3.2	List of its directors and officers

12.	Exhibit 7.3.5 (i)	List of all agreements and other commitments regarding pensions (betriebliche Altersversorgung) (“Pension Commitments”).

13.	Exhibit 7.3.5 (ii)	Disclosure re Funding of Pension Commitments obligations

14.	Exhibit 7.5.2	List of relevant lease agreements

15.	Exhibit 7.6.1 (i)	List of (“Own IP Rights”).

16.	Exhibit 7.6.1 (ii)	List of license agreements of the Companies as licensor re Own IP Rights

17.	Exhibit 7.6.3	List of all IP Rights licensed or sub-licensed to a Company (“Licensed IP Rights”), except for off the shelf software

18.	Exhibit 7.6.10	Description of all websites of the Companies (the “Websites”), including information on the IP addresses

19.	Exhibit 7.8.1	List of (“Material Agreements”) having a business value of more than EUR 100,000.00 in total

20.	Exhibit 7.8.2	Disclosures to Material Agreements

21.	Exhibit 7.9.1	List of all insurance policies

22.	Exhibit 7.10.1	List of suit, administrative proceeding, arbitration or other legal proceeding pending or threatened against Companies

23.	Exhibit 7.10.2	List of suit, administrative proceeding, arbitration or other legal proceeding pending by the Companies against any third person

24.	Exhibit 7.15	List of persons for Seller’s Knowledge

25.	Exhibit 11.7.1	List of documents disclosed to Purchaser in the Dataroom (Dataroom index)

Roll of Deeds No.       528        /2016 T

Transacted at Düsseldorf on this 31st day of March 2016.

Before me, the undersigned Notary

Dr Ulrich Temme

with offices at Düsseldorf,

appeared today:

1.                                     Dr Dagobert Nitzsche, born December 26th 1972, c/o Arnecke Sibeth, Oberanger 34 — 36, 80331 München, acting not in his own name but on the basis of a power of attorney dated March 14th 2016 on behalf of Classmates International Inc., a Delaware, USA corporation, 2711 Centerville Road, Suite 400, Wilimington, Delaware, 19808 (USA). The power of attorney together with the Secretary`s Certificate and a Certificate of Good Standing are attached to this deed.

and

2.                                     Mr. Daniel-Sebastian Kaiser, born May 3rd 1972, c/o Hoffmann Liebs Fritsch & Partner, Kaiserswerther Strasse 119, 40474 Düsseldorf — acting not in his own name but on the basis of the attached power of attorney dated March 11th 2016 on behalf of Ströer Content Group GmbH, registered in the commercial register of the local court of Cologne under HRB 80860 (Ströer Allee 1 in 50999 Cologne).

Upon inspection of the electronic Commercial Register on March 31st 2016 I certify that the Ströer Content Group GmbH is registered with the Local Court of Cologne— Commercial Register — under HRB 80860 and that Anne Ossenberg, who signed the power of attorney on behalf of Ströer Content Group, is entitled to act alone as this company’s legal representative.

Mr. Kaiser is personally known to the notary. Mr. Nitzsche identified himself by presentation of his photo identity papers.

The Parties requested this deed to be recorded in the English language. The acting Notary Public who is in sufficient command of the English language ascertained that the Parties are also in sufficient command of the English language. After having been instructed by the acting Notary Public the Parties waived the right to be assisted by a sworn interpreter and to obtain a certified translation of this agreement thereto.

The parties then asked for the notarization of the following:

This Share Purchase Agreement is dated March 31, 2016 and made between:

(1)                                Classmates International Inc., a Delaware, USA corporation, (“Seller”),

and

(2)                                Ströer Content Group GmbH, (“Purchaser”)

Recital

(A)                              Seller is sole shareholder of the following entities:

Entity	Registration Details	Seat	Business Address
StayFriends GmbH	Amtsgericht Fürth, HRB 10669	Erlangen, Germany	Neustädter Kirchenplatz 1a, 91054 Erlangen, Germany
Trombi Acquisition SARL	491 545 307 R.C.S. Paris	Paris, France	52, boulevard de Sébastopol, 75003 Paris, France
Klassträffen Sweden AB	556648-1056	Stockholm, Sweden	Matrisen Redovisning & Rådgivning AG, Tanneforsgatan 3, 582 24 Linköping, Sweden
Klassenfreunde.ch GmbH	CHE-112.382.684	Alpnach, Canton of Obwalden, Switzerland	c/o Urs Küchler Treuhand AG, Brüningstr. 25, 6055 Alpnach Dorf, Switzerland

StayFriends GmbH (“StayFriends”), Trombi Acquisition SARL (“Trombi”), Klassträffen Sweden AB (“Klassträffen”) and Klassenfreunde.ch GmbH (“Klassenfreunde”) are hereinafter collectively referred to as the “Companies” and individually as a “Company”.

(B)                              Seller holds the following shares in the Companies:

Entity	Total Share Capital	Nominal Amount per share	No. of shares
StayFriends GmbH	40,000.00 EUR	One share in the nominal amount of 19,600 EUR, one share in the nominal amount of 10,400.00 EUR and one share in the nominal amount of 10,000.00 EUR	Three

Trombi Acquisition SARL	803,000.00 EUR	100.00 EUR	8,030
Klassträffen Sweden AB	100,000.00 SEK	100 SEK	1,000
Klassenfreunde.ch GmbH	20,000.00 CHF	One share (Stammanteil) in the nominal amount of 1,000.00 CHF and one share (Stammanteil) in the nominal amount of 19,000.00 CHF	Two

(C)                              The Companies currently operate five (inter-)national social networking websites which allow members to reconnect with former classmates and school friends, view class photos and plan school reunions.

(D)                              The Purchaser is active in digital publishing, e-commerce and subscription based businesses.

(E)                               Prior to executing this Agreement the Purchaser has conducted due diligence investigations with regard to the Companies.

(F)                                Seller wishes to sell and transfer any and all of the shares in StayFriends, Trombi, Klassträffen and Klassenfreunde to Purchaser and Purchaser wishes to acquire any and all of the shares in StayFriends, Trombi, Klassträffen and Klassenfreunde from Seller in accordance with the provisions of this share purchase agreement (“Agreement”).

Therefore, Seller and Purchaser (each a “Party” and together the “Parties”) hereby agree as follows:

Section 1
DEFINITIONS AND ABBREVIATIONS

In this Agreement, except where set forth otherwise, the following terms and abbreviations shall have the following meanings:

“Affiliate”: Any affiliated company within the meaning of section 15 AktG.

“AktG”: German Stock Corporation Act (Aktiengesetz)

“AO”: German Tax Code (Abgabenordnung).

“BGB”: German Civil Code (Bürgerliches Gesetzbuch).

“Business Days”: A day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Munich, Germany, other than for Internet banking services only.

“GmbHG”: German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

“HGB”: German Commercial Code (Handelsgesetzbuch).

“Seller’s Bank Account”: Shall mean a bank account to be nominated by Seller in writing no later than three (3) Business Days prior to the Scheduled Closing Date.

“Tax” or “Taxes”: Shall mean taxes (Steuern) as defined in Section 3 Para. (1) German Tax Code/AO or equivalent taxes under the laws of any other jurisdiction, including, but not limited to (a) corporate income tax as well as any surcharges, (b) municipal (“trade”) taxes, (c) state, local and provincial taxes, (d) wage taxes, (e) property taxes, (f) sales and use taxes, (g) value added taxes, (h) customs duties (Zölle) and duties as well as (i) social security charges and contributions (Sozialversicherungsabgaben), together with any interest, fine, penalty, late payment fees (Säumniszuschläge) and any other ancillary tax obligations (steuerliche Nebenleistungen) as defined in Section 3 Para. (4) German Tax Code/AO or any equivalent provision under the laws of any other relevant jurisdiction or addition thereto, no matter how they are levied or determined, regardless of whether arising as a primary or secondary liability (Haftungsschuld).

Section 2
CURRENT STATUS OF THE COMPANIES

2.1                              StayFriends GmbH

StayFriends GmbH, Neustädter Kirchenplatz 1a, 91054 Erlangen, Germany, is a limited liability company established under the laws of Germany with its registered domicile in Erlangen, registered with the commercial register of the local court in Fürth under HRB 10669 (“StayFriends”). The nominal share capital of StayFriends amounts to 40,000.00 EUR.

Seller holds 100% of the nominal share capital of StayFriends, i.e. one share in the nominal amount of 19,600 EUR, one share in the nominal amount of 10,400.00 EUR and one share in the nominal amount of 10,000.00 EUR (collectively “StayFriends Shares”).

StayFriends is not the owner of any real estate.

2.2                              Trombi Acquisition SARL

Trombi Acquisition SARL, 52, boulevard de Sébastopol, 75003 Paris, France, is a limited liability company established under the laws of France with its registered domicile in Paris, France, registered with the company register under No 491 545 307 R.C.S. Paris (“Trombi”). The nominal share capital of Trombi amounts to 803,000.00 EUR.

Seller holds 100% of the nominal share capital of Trombi, i.e. 8,030 shares, each with a nominal amount of EUR 100.00 (collectively “Trombi Shares”).

2.3                              Klassträffen Sweden AB

Klassträffen Sweden AB, Matrisen Redovisning & Rådgivning AG, Tanneforsgatan 3, 582 24 Linköping, Sweden, is a limited liability company established under the laws of Sweden with registered domicile in Stockholm Sweden, and registered with the Swedish Companies Registration Office (Bolagsverket) under No 556648-1056 (“Klassträffen”). The registered share capital of Klassträffen amounts to 100,000.00 SEK, which is divided into 1,000 shares, each with a nominal amount of 100 SEK.

Seller holds 100% of the registered share capital of Klassträffen, i.e. all 1,000 shares, each with a nominal amount of SEK 100 (collectively “Klassträffen Shares”).

2.4                              Klassenfreunde.ch GmbH

Klassenfreunde.ch GmbH, c/o Urs Küchler Treuhand AG, Brüningstr. 25, 6055 Alpnach Dorf, Switzerland, is a limited liability company established under the laws of Switzerland with its registered domicile in Alpnach, Canton of Obwalden, Switzerland, registered with the commercial register of the Canton of Obwalden under No CHE-112.382.648 (“Klassenfreunde”). The nominal share capital (Stammkapital) of Klassenfreunde amounts to 20,000.00 CHF.

Seller holds 100% of the nominal share capital of Klassenfreunde, i.e. one share (Stammanteil) in the nominal amount of 1,000.00 CHF and one share (Stammanteil) in the nominal amount of 19,000.00 CHF (collectively “Klassenfreunde Shares”).

Section 3
SALE AND TRANSFER

3.1                              Sale and Transfer of Shares

Subject to the terms and conditions set forth in this Agreement, the Seller hereby sells (verkauft) and, subject to the condition precedent (aufschiebende Bedingung) of the occurrence of the Closing, transfers (tritt ab) the StayFriends Shares, the Trombi Shares, the Klassträffen Shares and the Klassenfreunde Shares (collectively “Shares”) to the Purchaser, and the Purchaser hereby accepts such sale and transfer from the Seller. The Seller and the Purchaser acknowledge that the transfer of the Shares, other than the StayFriends Shares, requires further actions in particular as set forth in Section 6.6 to be carried out on the occasion of the Closing.

3.2                              Right to Profits and Effective Date

The sale and transfer is made with economic effect as per January 1, 2016 (“Effective Date”). As of the Effective Date, all benefits and risks in relation to the Shares are allocated and attributable to the Purchaser, including the right to receive all profits of the Companies for the current business year and for previous business years, as far as these profits have not been distributed as well as any other ancillary rights appertaining to the Shares.

3.3                              Consents of Shareholder Meetings and/or Companies

The Seller as sole shareholder of each of the Companies hereby explicitly and irrevocably consents to the sale and transfer of the Shares to the Purchaser.

Section 4
PURCHASE PRICE

4.1                              Determination and Payment of Purchase Price

4.1.1                    The total purchase price for the Shares (“Purchase Price”) shall be:

16,027,712.64 EUR (in words sixteen million twenty seven thousand seven hundred and twelve Euros and sixty four Euro cent).

The Purchase Price consists of (i) a base amount of 9,455,000.00 EUR (in words nine million four hundred fifty five thousand Euros) plus (ii) a sum of cash and cash equivalents according to the Companies consolidated financial statement based on US GAAP for the period ending on December 31, 2015 in the amount of 12,872,712.64 EUR (in words: twelve million eight hundred seventy two thousand seven hundred and twelve Euros and sixty four Euro cent) minus (iii) the amount of Permitted Leakage as defined in Section 5.1.1b).

4.1.2                    As part of the Closing, Purchaser shall in accordance with Section 6.6 pay the Purchase Price, or, as the case may be, the Adjusted Purchase Price (as defined in Section 5.3 below) by wire transfer in immediately available funds, free of bank and other charges to Seller’s Bank Account.

Section 5
NO LEAKAGE AND CONDUCT OF BUSINESS SINCE EFFECTIVE DATE AND SETTLEMENT OF INTERCOMPANY AGREEMENTS

5.1                              Seller hereby by way of an independent guarantee pursuant to section 311 para. (1) BGB guarantees, that

5.1.1                    no Leakage other than Permitted Leakage as defined below has occurred between the Effective Date and the Signing Date that has not been remedied prior to or on the Signing Date.

a)                                    “Leakage” shall mean (i) any payment or declaration of any dividend or similar distribution by any of the Companies (except payments to other Companies), or any reduction of its paid-up share capital, or (ii) any payment of interest on, or repayment of the principal amount of, any shareholder loans by the Companies (except payments to other Companies), or (iii) any of the Companies’ transactions with, or payments to, the Seller or any of the Seller’s Affiliates (other than Companies), if the transaction or payment is not made on arms’ length terms.

b)                                    “Permitted Leakage” shall mean the dividend payment in the amount of 6,300,000.00 EUR (in words six million three hundred thousand Euros) made by StayFriends to the Seller on January 29, 2016 according to Exhibit 5.1.1b).

5.1.2                    since the Effective Date through the Signing Date, the business operations of the Companies have been conducted exclusively in the ordinary course of business, in accordance with the due care of a prudent businessman (Sorgfalt eines ordentlichen Kaufmanns) and in substantially the same business manner as before. In particular, the Seller guarantees that

a)                                    no Company has incurred a liability (including any conditional, deferred or deferrable liabilities) which exceeds the amount of 50,000.00 EUR (in words Fifty Thousand Euros) in the individual case, except for of current trade payables arising from the purchase of goods and services in the ordinary course of business and in substantially the same business manner as before;

b)                                    no Company has pledged, assigned, created a security interest in, or otherwise encumbered, any tangible or intangible assets (regardless of whether such assets can or cannot be recognized on the balance sheet), except in the ordinary course of business and in substantially the same business manner as before;

c)                                     no Company has sold, leased to others, transferred, purchased, or undertaken to do any of the foregoing in relation to, any tangible or intangible assets having a value of more than 50,000.00 EUR (in words Fifty Thousand Euro) in the individual case (regardless of whether such assets can or cannot be recognized on the balance sheet), except for the sale or purchase of inventories which is done in the ordinary course of business and in substantially the same business manner as before;

d)                                    no Company has waived or settled any liabilities or other obligations in an amount of more than 20,000.00 EUR (in words Twenty Thousand Euros);

e)                                     no Company has, with respect to any officer, managing director, employee, advisor, or sales representative, made any changes regarding salaries or other (also performance-based) remuneration or other contractual terms or paid any bonuses, extraordinary compensation, pensions or made any severance payments outside the ordinary course of business or has otherwise committed (even conditionally) to make such payments or granted any such person a loan;

f)                                      the Companies have made any investments in the fixed assets only in a manner that is consistent in terms of time and scope with its prior business practices; but the Companies have not made investments in the fixed assets in excess of a total amount of 200,000.00 EUR (in words Two Hundred Thousand Euros) per month, or have entered into an obligation to do so;

g)                                     no Company has modified its research and development, purchasing, sales, marketing, or pension policies; no Company has discontinued or restricted its membership promotion including the acquisition of new paying members (especially Gold Members, as defined in Section 6.3.1);

h)                                    the Companies have not discontinued the current IT development projects as described in Exhibit 5.1.2 h).

5.1.3                    since the Effective Date, no Material Adverse Change has occurred, and there are no indications that a Material Adverse Change could occur. “Material Adverse Change” means any changes, circumstances or events which — individually or in connection with other changes, circumstances or events, even if these occurred prior to the Effective Date — have a material adverse effect on the net assets, financial condition or results of operation, business operations or business prospects of any Company or cause such effects to be expected.

5.2                              The Seller shall procure that no Leakage occurs between the Signing Date and the Closing Date. Further, Seller shall procure that from the Signing Date until the Closing Date the Companies conduct their business with due care of a prudent businessman and in the ordinary course, consistent with past practice, and use their best efforts consistent with past practice to protect the business of the Companies. In particular the Seller shall procure, to the extent permissible under applicable law, that

5.2.1                    no Company discontinues or restricts its membership promotion including the acquisition of new paying members (especially Gold Members, as defined in Section 6.3.1);

5.2.2                    none of Companies discontinues the current IT development projects; or

5.2.3                    none of the Companies shall take any measure or implement an action similar to such other measures or actions set forth in Section 5.1.2 above.

5.3                              In case of a breach of the guarantees and/or covenants under this Section 5 Seller shall compensate the Purchaser or, at Purchaser’s choice, the Companies Euro per Euro for any occurred Leakage other than a Permitted Leakage or any other damages, which the Purchaser or the Companies incur. In the event of a Leakage Notice as defined in Section 6.1.2 below, Purchaser shall be entitled to deduct any amount of a Leakage, other than a Permitted Leakage, or any other financial detriment which occurred before the Closing Date, from the Purchase Price (such reduced Purchase Price the “Adjusted Purchase Price”).

5.4                              Seller shall procure that any and all intercompany agreements which may exist between the Companies and the Seller or any of Seller’s Affiliates, including, but not limited to the “Administrative Service Agreement” between StayFriends and United Online Apps, Inc. dated April 16, 2015, or the letter of comfort (Patronatsvereinbarung) dated January 19, 2007 (collectively the “Intercompany Agreements”), are cancelled and that all alternating receivables and liabilities are settled until the Closing date without any claims, obligations or liabilities remaining for any of the Companies.

5.5                              In preparation of the settlement of the Intercompany Agreements and any and all intercompany liabilities or claims of the Companies and the Seller or any of Seller’s Affiliates which may exist with effect as of the Closing Date, the Seller shall ensure that

5.5.1                    all of the Seller’s Intercompany Receivables (as defined below) existing (entstanden) on the Closing Date, if and to the extent that the Seller is not already the creditor, are assigned to the Seller effective no later than as of the Closing Date;

5.5.2                    all of the Seller’s Intercompany Liabilities (as defined below) existing (entstanden) on the Closing Date, if and to the extent that the Seller is not already the debtor, are assumed, with debt-discharging effect, by the Seller effective no later than as of the Closing Date.

5.5.3                    all liabilities or claims of the Companies which may exist between the Companies and the Seller or any of Seller’s Affiliates on the Closing Date are assumed, with debt-discharging effect, by StayFriends or assigned to Stayfriends effective no later than as of the Closing Date.

5.5.4                    “Seller’s Intercompany Receivables” shall mean any and all receivables the Seller or any of Seller’s Affiliates may have against any of the Companies.

“Seller’s Intercompany Liabilities” shall mean any and all liabilities the Seller or any of Seller’s Affiliates may have towards any of the Companies.

5.5.5                    Each assignment of receivables and assumption of debt under Section 5.5.1 to 5.5.3 shall be carried out in return for payment of the nominal value of the assigned receivable by the assignee to the assigning company, or in return for payment of the nominal value of the transferred liability by the transferring debtor to the assuming company.

5.6                              After the assignment of receivables and assumption of debt pursuant to Section 5.5 above, the Seller’s Intercompany Receivables shall be set off (verrechnet) against the Seller’s Intercompany Liabilities each in the amount thereof as of the Closing Date and effective as of the Closing Date. The balance accruing from the set-off shall be referred to as the “Intercompany Account Balance”. For the avoidance of doubt: the fulfillment of any of Seller’s Intercompany Receivables by means of the aforementioned set-off shall not be deemed to be a Leakage.

5.7                              No later than three (3) Business Days prior to the Scheduled Closing Date, the Seller shall (a) confirm in writing to the Purchaser that in accordance with Section 5.4 all Intercompany Agreements are cancelled and settled with effect as of the Closing Date without any claims, obligations or liabilities remaining for any of the Companies, or, for the case that after preparation of the settlement pursuant to Sections 5.5 and 5.6 an Intercompany Account Balance remains (b) forward to the Purchaser a written statement of the Seller’s Intercompany Receivables and Seller’s Intercompany Liabilities as well as the Intercompany Account Balance as of the Scheduled Closing Date (inclusively) (the “Intercompany Settlement Notice”).

5.8                              For the case of a remaining Intercompany Account Balance the following shall apply:

5.8.1                    in case of any balance claim of the Seller against StayFriends accruing through the set-off under Section 5.6 as set forth in the Intercompany Settlement Notice (“Intercompany Account Balance Receivable”) Seller hereby sells and assigns to the Purchaser such Intercompany Balance Receivable in return for payment of the nominal value on the Closing Date.

5.8.2                    in case of any balance liability of the Seller towards StayFriends accruing pursuant to Section 5.6 as set forth in the Intercompany Settlement Notice (“Intercompany Account Balance Liability”) Purchaser hereby assumes with debt-discharging effect in place of the Seller such Intercompany Balance Liability in return for payment by the Seller of the nominal value on the Closing Date.

5.9                              The settlement of the payment obligation arising under Section 5.8 shall be carried out on occasion of the Closing by (a) paying in addition to the Purchase Price or the Adjusted Purchase Price the consideration for the sale of any possible Intercompany Account Balance Receivable to the Seller (Section 5.8.1) in accordance with Section 6.6.1, or, as the case may be, (b) a deduction of the consideration for the assumption of any possible Intercompany Account Balance Liability (Section 5.8.2) by the Purchaser from the Purchase Price or the Adjusted Purchase Price to be paid on the Closing Date. For purpose of clarification: any Seller’s Intercompany Receivables or Seller’s Intercompany Liabilities which are not included in the Intercompany Settlement Notice and thereby are not considered in the Intercompany Account Balance, whether they have been unknown, or because they have been inadvertently omitted, shall remain unaffected and may be claimed by the respective beneficiary after the Closing. Further, any such disregarding or omittance of any Seller’s Intercompany Receivables or Seller’s Intercompany Liabilities shall have no effect on the implementation of the Closing. Insofar the statement in the Intercompany Settlement Notice shall be the only decisive factor for purpose of the determination of the consideration for the sale of any possible Intercompany Account Balance Receivable to be paid to the Seller or the consideration for the assumption of any possible Intercompany Account Balance Liability to be deducted from the Purchase Price or the Adjusted Purchase Price.

Section 6
CLOSING AND CLOSING CONDITIONS

6.1                              The obligation of the Parties to take the actions set out in Section 6.6 and 6.7 shall be subject to each of the following conditions (“Closing Conditions”) having been fulfilled:

6.1.1                    The merger (Zusammenschluss) contemplated by this Agreement may be law-fully consummated pursuant to Sections 35 et subseq. German Antitrust Act (Gesetz gegen Wettbewerbsbeschränkungen - GWB) in each case without any conditions or limitations other than conditions or limitations that (a) impose mere formalities (b) that do not restrict or otherwise affect the future business activities of Purchaser, Purchaser’s Affiliates; or the Companies in any manner or (c) that Purchaser has accepted in writing.

6.1.2                    The Seller, after fulfilment of the above Closing Condition pursuant to Section 6.1.1 but not earlier than three (3) Business Days after the day the Closing Condition pursuant to Section 6.1.1 has been fulfilled has confirmed in writing to the Purchaser that (a) no Leakage other than a Permitted Leakage and no breach of any other guarantee and/or covenant pursuant to Sections 5.1.2, 5.1.3 and 5.2 has occurred since the Effective Date, or, (b) any Leakage other than a Permitted Leakage and/or any breach of any other guarantee and/or covenant pursuant to Sections 5.1.2, 5.1.3 and 5.2 which occurred since the Effective Date does not exceed in total the amount of EUR 1,000,000.00 (in words Euro one million). In the latter case (b) the Seller shall specify in writing the amount of the occurred Leakage other than a Permitted Leakage or any other financial detriment for the Companies (the “Leakage Notice”) for purpose of the deduction from the Purchase Price (see Section 5.3 above).

6.2                              Each Party shall use reasonable efforts to ensure that the Closing Conditions will be fulfilled as soon as possible after the Signing Date.

6.3                              The Purchaser may refuse to take the Closing Actions if at least one of the following obstacles to closing (each of them a “Closing Obstacle”) has occurred:

6.3.1                    the quantity of the established Gold Members (as defined in Exhibit 6.3.1) as at the Effective Date falls below 1,000,000.00 (in words one million); or

6.3.2                    the (consolidated) Deferred Revenues (as defined in Exhibit 6.3.2) of the Companies as at the Effective Date fall below EUR 8,000,000.00 (in words Euro eight million).

6.4                              The Purchaser is entitled to refuse to take the Closing Actions due to the occurrence of a Closing Obstacle until the Seller confirms in writing that there is no Closing Obstacle. Such written confirmation to be delivered to the Purchaser three (3) Business Days after the day the Closing Condition pursuant to Section 6.1.1 has been fulfilled shall include the disclosure of the actual quantity of the established Gold Members per Company and in total for all Companies each as at the Effective Date and the amount of the Deferred Revenues (as defined in Exhibit 6.3.2) of each Company and consolidated of all the Companies each as at the Effective Date along with a written confirmation of a certified accountant.

6.5                              If the Closing Condition pursuant to Section 6.1.1 is not fulfilled within three (3) months after the Signing Date, either Party may withdraw from this Agreement by written notice to the other Party. The Purchaser may withdraw from this Agreement if the Closing Condition pursuant to Section 6.1.2 is not fulfilled within four (4) weeks after all Closing Condition pursuant to Section 6.1.1 is fulfilled. The Purchaser may withdraw from this Agreement if there is a Closing Obstacle on the Scheduled Closing Date. In the event of any withdrawal pursuant to this Section 6.3, all obligations between the Parties, with the exception of the obligations under Section 14, shall cease to exist. In the event of a withdrawal by Purchaser due to a non-fulfillment the Closing Condition pursuant to Section 6.1.2 or the occurrence of a Closing Obstacle, the Seller shall reimburse the Purchaser for all external costs and expenses incurred by the Purchaser in connection with the preparation and negotiation of this Agreement.

6.6                              Three (3) Business Days after the day all Closing Conditions have been fulfilled (the “Scheduled Closing Date”) the Parties shall meet at the offices of the Purchaser in Cologne where the following closing actions (“Closing Actions”) shall take place concurrently (Zug um Zug) in the order as set forth below.

6.6.1                    The Purchaser pays the Purchase Price, or, as the case may be, the Adjusted Purchase Price to Seller’s Bank Account plus the consideration for the sale of any possible Intercompany Account Balance Claim or less the consideration for the assumption of any possible Intercompany Account Balance Liability (Section 5.9).

6.6.2                    Seller’s Bank confirms by telefax or email that it has duly, irrevocably and unconditionally received this payment.

6.6.3                    For Klassträffen:

Seller shall procure that the Purchaser is entered into the share register of Klassträffen and deliver the updated share register to the Purchaser.

6.6.4                    For Klassenfreunde:

a)                                    The Parties sign two copies of the share transfer agreement attached hereto as Exhibit 6.6.4 which shall afterwards both be handed over to the Purchaser.

b)                                    The Seller delivers to Purchaser the resolutions of the management of Klassenfreunde signed by all members of the management confirming that the Purchaser is entered into the share ledger (Anteilbuch) of the Company as the sole shareholder of the Klassenfreunde Shares with full voting rights;

c)                                     The Seller delivers to Purchaser the updated stock ledger (Anteilbuch) of the Company with Purchaser entered as the sole shareholder of the Klassenfreunde Shares in the Company with full voting rights;

6.6.5                    For Trombi:

a)                                    The Parties sign the share transfer agreement attached hereto as Exhibit 6.6.5a).

b)                                    The Seller as old shareholder and the Purchaser, as new shareholder in Trombi, shall take the decisions as set out in Exhibit 6.6.5b) amending the articles of association (change of sole shareholder).

6.7                              The completion of all Closing Actions shall constitute the closing (“Closing”). The Parties confirm that the Closing of this Agreement has occurred by signing a closing memorandum in the format of Exhibit 6.7. which shall as far as StayFriends and the StayFriends Shares are concerned immediately be forwarded to the acting notary who shall without undue delay issue a new shareholder list, submit the new shareholder list to the commercial register and send a copy of the amended list to StayFriends (section 40 para. 2 GmbHG). The day on which the Closing actually takes place shall be referred to as the “Closing Date”.

Section 7
SELLER’S GUARANTEES

Except as otherwise disclosed to the Purchaser in the Exhibits referred to in this Section 7 in relation to individual guarantees and subject to any limitations contained in this Agreement, in particular, but not limited to, the remedies set out in Section 9, the Time Limitations set out in Section 11.2, the exclusion of claims below the De Minimis Threshold and the Basket pursuant to Section 11.5 and the Liability Cap under Section 11.6, Seller hereby by way of an independent guarantee pursuant to section 311 para. (1) BGB guarantees, that the statements set forth hereinafter are true and correct as at the date of this Agreement (“Signing Date”) and as at the Closing Date, unless any other date is explicitly stated herein (each a “Seller’s Guarantee” and together the “Seller’s Guarantees”). The Parties agree that Seller does not give or assume any guarantees other than those set forth in this Section 7 and that the Seller’s Guarantees neither constitute agreements as to the quality of the object of purchase within the meaning of Section 434 para. 1 BGB (Beschaffenheitsvereinbarung) nor a quality guarantee concerning the object of the purchase within the meaning of Sections 443, 444 BGB (Garantie für die Beschaffenheit der Sache).

7.1                              Corporate

7.1.1                    The Seller has full corporate power and authority and has taken all actions required by law, its articles of association or otherwise for such authorization to execute and deliver this Agreement and each other document delivered in connection herewith and to consummate the transactions contemplated in this Agreement.

7.1.2                    This Agreement and other documents executed and delivered by the Seller in connection with this Agreement have been duly authorized and constitute binding obligations of, and are enforceable against, the Seller in accordance with their respective terms.

7.1.3                    All statements contained in Section 2 are true and accurate.

7.1.4                    The Shares constitute the entire issued share capital of the Companies. Neither Seller nor any third party has any pre-emptive right (Vorkaufsrecht), right of first refusal (Vorerwerbsrecht), subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right in respect of the Shares.

7.1.5                    The Shares have been legally and validly issued and are fully paid up, and have not been issued in violation of any pre-emption or any other rights. All contributions have been made in compliance with applicable laws and have not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly.

7.1.6                    Seller holds full and unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Shares. The Shares are free and clear of any third party rights such as mortgages, charges, pledges, liens, security assignments or other security interests securing any obligation of any person or any other agreement or arrangement having a similar effect, except for statutory liens or statutory security interests (“Encumbrances”). The Seller has the absolute right, power and capacity to sell and transfer the Shares to the Purchaser in accordance with the terms of this Agreement, free and clear of any Encumbrances. No share certificates representing the Klassträffen Shares are issued by Seller or were issued at any time.

7.1.7                    The Shares are not subject to any (i) trust arrangement (Treuhandverhältnis), silent partnership (stille Beteiligung), sub-participation (Unterbeteiligung) or similar arrangement; (ii) pending transfer or other disposition (Verfügung); (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber; or (iv) shareholders’ resolution providing for their redemption (Einziehung).

7.1.8                    Each Company has been duly organized and is validly existing under the laws of its jurisdiction. Each Company has the unrestricted right, power, authority and capacity to own its assets and to conduct its business as conducted on the Signing Date.

7.1.9                    No insolvency or similar proceedings under the relevant jurisdiction have been, or have been threatened to be, opened over the assets of any Company or of the Seller. Furthermore, no compulsory judicial enforcement proceedings or any similar measures have been applied for or instituted against all or some of the assets of the Seller or any Company. There are no circumstances which would justify the institution of such proceedings or any actions seeking to void or challenge this Agreement under insolvency law. None of the Seller or the Companies has a negative net worth (ist überschuldet) or is unable to pay its debts as they fall due (zahlungsunfähig), nor is a negative net worth or illiquidity imminent. Neither the Seller nor any of the Companies has ceased or suspended its payments (Zahlungen eingestellt) nor entered into or offered any debt settlement agreements or similar arrangements with creditors.

7.2                              Financial

7.2.1                    The individual financial statements of each of the Companies for the fiscal year ending on 2014 and 2015 and the trial balance for the Companies for the fiscal years ending 2013, 2014 and 2015 which are attached as Exhibit 7.2.1 (“Financial Statements”) comply in all respects with US GAAP and applicable laws. The Financial Statements present a true and fair view of the net assets position (Vermögenslage), financial condition (Finanzlage) and results of operation (Ertragslage) of the Companies for the respective record dates or fiscal year.

7.2.2                    The Financial Statements were prepared using accounting practices, including capitalization rights (Aktivierungswahlrechte) and valuation principles (Bewertungsgrundsätze) consistent with past accounting practices of the Companies.

7.2.3                    The amount of the (consolidated) Deferred Revenues of the Companies as at December 31, 2015 is not less than EUR 8,500,000.00 (in words: eight million five hundred thousand Euros).

7.3                              Officers and Employees

7.3.1                    Exhibit 7.3.1 contains for each Company a complete and correct anonymized list of all employees (“Employees”) as at the Signing Date and sets forth their positions, salaries, bonus entitlements for the most recent financial year as well as terms and notice periods.

7.3.2                    Exhibit 7.3.2 includes for each Company a correct and complete list of its directors and officers as at the Signing Date.

7.3.3                    None of the Employees nor any of the directors and officers listed in Exhibit 7.3.2 has given or has been given notice of termination of employment as at the Signing Date.

7.3.4                    As at the Signing Date, there are no collective bargaining agreements (Tarifverträge) relevant to any of the Companies or works agreements (Betriebsvereinbarungen) with respect to any of the Employees.

7.3.5                    Exhibit 7.3.5 (i) includes for each Company a correct and complete list of all agreements and other commitments, whether of an individual or collective nature and including commitments based on works custom (betriebliche Übung), regarding pensions (betriebliche Altersversorgung) under which such Company has any obligations (“Pension Commitments”). All obligations under or in connection with the Pension Commitments, including obligations arising by operation of law that have become due have been fulfilled by the Companies. Except as disclosed in Exhibit 7.3.5 (ii), all future obligations under or in connection with the Pension Commitments, including obligations arising by operation of law, are as at the Signing Date fully funded according to the requirements established by law and the Pension Commitments based on the most recent actuarial data. Each Company has set aside book reserves for pension liabilities as required by law and the Pension Commitments.

7.3.6                    The Companies have duly and fully performed all payment and other obligations owed to Employees when those obligations became due.

7.4                              Assets

The Companies have title, or are otherwise legally entitled to use all assets, whether tangible or intangible, which are material for their relevant business as presently conducted. All assets owned by the Companies are free and clear of any third party rights except for statutory liens or statutory security interest.

7.5                              Real Property and Lease Agreements

7.5.1                    The Companies do not own any real property.

7.5.2                    As at the Signing Date, the Companies are not in breach of any material terms of the relevant lease agreements entered into by the Companies and as shown in Exhibit 7.5.2, and, no counterparty to such agreements is in breach of the relevant lease agreements.

7.6                              Intellectual Property

7.6.1                    Exhibit 7.6.1 (i) includes for each Company a correct and complete list of all patents, utility models (Gebrauchsmuster), registered designs (Geschmacksmuster), trademarks (Marken), domain names and software protection rights and applications with respect to such rights (“IP Rights”) owned by such Company (“Own IP Rights”). Except as shown in Exhibit 7.6.1 (ii), the Companies have not entered into license agreements as licensor with respect to any of its IP Rights or have otherwise granted other rights of use to third parties. The Companies are also under no obligation to grant any such rights of use.

7.6.2                    Each Company is the unrestricted legal and beneficial owner of its Own IP Rights listed for such Company in Exhibit 7.6.1 (i) and no Own IP Right is encumbered with any rights of any third party.

7.6.3                    Exhibit 7.6.3 includes for each Company a correct and complete list of all IP Rights licensed or sub-licensed by any third party to such Company as at the Signing Date (“Licensed IP Rights”), except for off the shelf software licenses that are generally available to business customers for which any Company pays less than EUR 5,000.00 per year (per agreement). As at the Signing Date, all underlying license agreements regarding Licensed IP Rights are in full force and effect and enforceable against the licensor in accordance with their terms. The Companies have duly used, and are currently duly using, the Licensed IP Rights.

7.6.4                    As at the Signing Date, (i) the Own IP Rights and Licensed IP Rights have not been challenged (angegriffen) by any third party, (ii) to Seller’s knowledge, no such challenge has been threatened in writing and (iii) to Seller’s knowledge, there are no circumstances which would reasonably be expected to give rise to such challenge. As at the Signing Date, none of the Own IP Rights and none of the Licensed IP Rights is subject to any pending judgment, injunction, order or decree restricting the use thereof.

7.6.5                    As at the Signing Date, to Seller’s Knowledge, no Company infringes upon (verletzt) any IP Right of any third party. No such infringement has been asserted in writing and to Seller’s Knowledge, no third party infringes upon any of the Owned IP Rights.

7.6.6                    IP Rights other than the Own IP Rights and Licensed IP Rights were not and have not been used by the Companies in the last three (3) years prior to the Signing Date and are also not required in order to continue the business operations of the Companies in the same manner and scope as before and in accordance with current future planning.

7.6.7                    The Companies have in each case exclusive and unrestrictive rights to all inventions and developments which were made by its officers, managing directors, employees, freelance workers, service providers, subcontractors (Werkunternehmer) and other third parties (as well as their respective managing directors and employees) and which arose in connection with a job at or the work for the respective Company. The Companies have exercised all rights under the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz) and similar laws in other jurisdictions and fulfilled any obligations due until the Signing Date under such laws.

7.6.8                    All of the computer hardware and software, all communication systems and networks as well as other information technology which are used or required by the Companies in order to continue running the business operations of the Companies in the same manner and scope as currently conducted (the “Business IT”), are either owned by the Companies or have been validly leased for a term of at least six (6) months from the Signing Date or were acquired under license. No source codes or algorithms of software which are owned by the Companies or to which the Companies have exclusive rights of use, were disclosed or otherwise made available to third parties.

7.6.9                    To the Seller’s Knowledge, the Business IT has the performance capability required for the respective business operations. Except for services for which valid and binding service agreements are in place, no support from third parties is necessary to enable the Business IT to fulfil such requirements. In the last six (6) months prior to the Signing Date, there were neither failures in the Business IT nor data losses that had or have an adverse effect on the business operations, nor does the Business IT have any defects which could have those types of effects. The Companies have taken all measures considered customary in the industry sector in order to prevent unauthorized access to the Business IT or the data of the Companies or to avoid any impairment of the Business IT or data of the Companies due to computer viruses or similar programs. The Companies routinely produce a sufficient number of backup copies of the software, data and databases that they use and store such backup copies outside of their business premises and protect them from third party access.

7.6.10             Exhibit 7.6.10contains a description of all websites of the Companies (the “Websites”), including information on the IP addresses. The Companies have all rights required to operate and maintain the Websites. The Websites are not linked to any third party websites containing unlawful or illicit content. All links to third party pages are lawful, and consents required for such links have been obtained.

7.7                              Compliance

7.7.1                    Each Company has in all material respects been granted all permits, licenses and other public law approvals required by any applicable law to conduct its business.

7.7.2                    As at the Signing Date, to the Seller’s knowledge, none of the Companies has received any notice of any material violation of any permit, license or other public law approval required for its business.

7.8                              Material Agreements

7.8.1                    Exhibit 7.8.1 includes for each Company correct and complete lists of the agreements that are material for the operation of the business of each of the Companies and having a business value of more than EUR 100,000.00 in total (“Material Agreements) in each case containing correct information about the contracting parties, the material contractual duties and counter-duties (specifically the amount of the payment obligations), the contractual term and the notice periods for termination.

7.8.2                    Except as disclosed in Exhibit 7.8.2, as at the Signing Date, (i) the Material Agreements are in full force and effect and are enforceable against the parties thereto in accordance with their terms, (ii) no party to a Material Agreement has given written notice of termination or indicated in writing that it will give notice of termination, and, to Seller’s Knowledge, no circumstances exist which give any party to a Material Agreement the right to terminate or modify such Material Agreement, and (iii) the Companies and the respective contracting parties are not in material breach of such agreement, in particular, none of the aforementioned parties is currently in performance default (Verzug).

7.9                              Insurance

7.9.1                    Exhibit 7.9.1 includes a correct and complete list of all insurance policies maintained and in force by or on behalf of the Companies. No insurance policy will lapse or otherwise be affected as a result of or in connection with the execution or consummation of this Agreement.

7.9.2                    As at the Signing Date, to Seller’s knowledge, no Company has any pending insurance claim and no such insurance claims are threatened as at the Signing Date.

7.10                       Litigation and Disputes

7.10.1             As at the Signing Date, there is no suit, administrative proceeding, arbitration or other legal proceeding pending or, to the Seller’s Knowledge, threatened against the Companies other than disclosed in Exhibit 7.10.1.

7.10.2             Other than disclosed in Exhibit 7.10.2, as at the Signing Date, there are no suits, proceedings, arbitration or other legal proceedings pending by the Companies against any person, except for debt collection in the ordinary course of business.

7.11                       Taxes

7.11.1             Each Company has duly and timely filed in accordance with applicable law all returns, forms and other statements required to be filed by such Company for Taxes (“Tax Returns”) and, to Seller’s Knowledge, such Tax Returns correctly include all required information. As at the Signing Date, no Company is subject to any audit, examination or similar proceedings by any Tax authorities. The books and other records of each Company relating to Taxes have been properly maintained, consistent with past practice.

7.11.2             All Taxes to be paid or withheld and remitted by any Company have been duly paid or withheld and remitted to the appropriate tax authority.

7.12                       Compliance with Laws

7.12.1             To the Seller’s Knowledge, but except for those topics described in Sections 12.2 and 12.3, the business operations of the Companies were always managed in accordance with any and all applicable legal requirements, neither the business operations nor the products sold or otherwise distributed by the Companies nor any services or other work provided by them violate any legal requirements.

7.12.2             To the Seller’s Knowledge, none of the Companies nor any of its officers, managing directors, employees or representatives have granted, promised or raised the prospect of an unlawful advantage or benefit in connection with the business operations of the relevant Company, nor has any such Company or person been granted, promised, or given the prospect of such an advantage or benefit.

7.13                       No Brokerage Fees

7.13.1             Neither the Companies nor the Seller granted, promised, or otherwise have given the prospect of a payment or other non-cash benefit in connection with the initiation, conclusion or performance of this Agreement to any officer, managing director, or member of senior management (leitender Angestellter) of any Company.

7.13.2             No Company is obliged to pay any brokerage, finder’s fees, advisor’s fees, bonuses, extra compensation, or to make any severance payments to third parties (including any officers, managing directors, or employees of the Companies) or to make other payments or provide non-cash benefits in connection with the initiation, conclusion and performance in this Agreement, except for the payments governed under this Agreement.

7.14                       Accuracy of Information

Any and all information, which was provided or made available to the Purchaser and its advisors by the Seller or one of the Companies or one of its advisors in the Dataroom (as defined in Section 11.7.1 below), is true and correct and not misleading. With respect to the Shares and the Companies, to the Seller’s Knowledge, all such information which a prudent merchant would reasonably view as material for purposes of assessing the opportunities and risks of acquiring the Companies, irrespective of which legal approach is used, have been disclosed to the Purchaser in written form.

7.15                       If and to the extent that any of the representations of Seller in this Section 7 is made to Seller’s Knowledge, Seller shall be deemed to have had such knowledge if, as of the date of this Agreement Seller, or any of the persons listed in Exhibit 7.15, had actual knowledge (positive Kenntnis).

Section 8
PURCHASER’S GUARANTEES

The Purchaser guarantees in the form of independent guarantee commitments (selbstständige Garantieversprechen) within the meaning of section 311 para.1 BGB that the statement in this Section 8 are true and correct as at the Signing Date and at the Closing Date.

8.1                              Authority

8.1.1                    The Purchaser is duly organized and validly existing under the laws of the country of its incorporation.

8.1.2                    The Purchaser has the requisite right, power, authority and capacity to enter into this Agreement and any other documents and instruments to be executed by the Purchaser in relation hereto, and to carry out its obligations under this Agreement and related documents and instruments.

8.1.3                    The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a breach of any applicable law or the provisions of the memorandum or articles of association of the Purchaser.

8.1.4                    The Purchaser has not (i) filed, or has had filed against it, any petition for its winding-up or for receivership or any administration order, or (ii) made any assignment in favor of its creditors. The Purchaser is not insolvent within the meaning of the applicable law.

8.2                              Authority Consents

No authorizations, permits or consents are required for the Purchaser from any Governmental Entity, except merger control authorities (see Section 6.1 above), or any third party (including without limitation any shareholders or creditors of the Purchaser) for the consummation of the transactions contemplated by this Agreement other than as set out herein.

8.3                              Financing

The Purchaser has secured sufficient and unconditional financing or has available internal funds to enable it to consummate the transactions contemplated by this Agreement and to make any payments that the Purchaser is or may become required to make hereunder.

8.4                              Remedies of Seller

In the event that Purchaser is in breach of any representation in Section 8, the provisions in Section 9 and Section 11 shall apply mutatis mutandis. The limitation period for any claims of Seller shall be 18 months after the Closing Date.

Section 9
REMEDIES

9.1                              In the event of any breach or non-fulfillment by Seller of any of the Seller’s Guarantees under Section 7 or of the Seller’s Covenants under Section 12.1 (collectively „Purchaser Guarantee Claim”), Seller shall be liable for putting Purchaser into the same position that it would have been in had the relevant breach or non-fulfillment not occurred (Naturalrestitution). If this is not possible or reasonable or if the remediation shall not have occurred within one month after notification of Seller by Purchaser of a Purchaser Guarantee Claim, Seller shall pay monetary damages (Schadensersatz in Geld) to the Purchaser or, at the Purchaser’s choice, to the relevant Company, provided, however, that such damages shall only cover actual damages incurred by the Purchaser, or, as the case may be, the relevant Company, and shall in particular not cover internal administration or overhead costs of the Purchaser in connection with the Purchaser Guarantee Claim, or loss of profits (entgangener Gewinn) and shall not give any argument that the Purchase Price was calculated upon incorrect assumptions. For clarification: Purchaser is not precluded to claim monetary damages in accordance with sections 249 et seqq. BGB if and to the extent a breach or non-fulfilment of any of Seller’s Guarantees resulted in a reduction of the value of any of the Shares. This applies regardless of whether Seller was at fault in relation to the relevant breach or non-fulfillment.

9.2                              In the event that Purchaser becomes aware of a Purchaser Guarantee Claim, Purchaser will give Seller written notice of such breach or non-fulfillment stating the nature thereof and the amount involved to the extent that such amount has been determined at the time when such notice is given. To the extent reasonably required by Seller to assess the alleged breach of Seller’s Guarantee and the resulting damages, Purchaser shall provide, and shall procure that the Companies provide, to Seller and its professional advisers access during normal business hours to their relevant books, other records and management and copies of relevant documents and other information. Section 377 HGB shall not apply.

Section 10
TAX INDEMNIFICATION

10.1                       Tax Indemnification

Subject to the provisions of this Section 10.1 and Section 11.2.1, 11.5 and 11.6, Seller shall indemnify and hold harmless (freistellen) the Purchaser and/or the Companies upon first request (auf erstes Anfordern), from and against (i) any Taxes relating to any periods ending on or before the Effective Date or which result from activity occurring on or before the Effective Date, or, (ii) any liability of any Company for any Tax debt of the Seller, by paying an amount equal to the Taxes and any liability to the Purchaser, or, at Purchaser’s choice to the respective Company, if and to the extent that such Taxes have not been fully paid on or prior to the Effective Date.

10.2                       Exclusions from Tax Indemnifications

Seller’s payment obligation pursuant to this Section 10.1 shall be excluded if and to the extent such Taxes:

10.2.1             Are shown, reserved against, provided for or taken into account in the Financial Statements;

10.2.2             are subject of a valid and enforceable (durchsetzbar) claim for repayment or indemnification against a third party;

10.2.3             are the result of any voluntary act initiated by Purchaser, in particular changes in the accounting and taxation principles or practices of the Companies (including the methods of submitting taxation returns);

10.2.4             can be mitigated by offsetting taxable income against Tax loss carry backs or Tax loss carry forwards that are or were available (including as a result of subsequent Tax audits) in the period to which such Taxes are allocable,

a)                                    if and to the extent, Tax loss carry forwards in the amount existed as of the Effective-Date and forfeited due to this sale and transfer of the Shares (“change of ownership rules”), however

b)                                    excluding Tax loss carry backs that originated in periods after the Effective-Date,

For the avoidance of doubt, if Tax loss carry forwards existing as of the Effective-Date and remaining utilizable after the sale and transfer of the Shares are used to mitigate Taxes in periods before the Effective-Date, a Hypothetical Tax has to be paid by the Seller. For purposes of this Section 10.2.4., the “Hypothetical-Tax” shall be calculated by multiplying the amount of Tax loss carry forwards utilized with the Tax rate applicable at the time when the Tax loss carry forwards are utilized;

10.2.5             can be offset by any of the Companies, Purchaser or any of its Affiliates against future effective Tax reductions (Steuerminderungen) arising out of the same circumstances that gave rise to the Tax indemnification claim, e.g. resulting from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) (collectively “Tax Benefits”) limited to a period of maximum five (5) fiscal years;

For the purpose of this Section 10.2.5 the Tax Benefits shall be equal to the net present value of the effective reduction of Taxes obtained within (maximum) five (5) fiscal years calculated on the basis of the applicable Tax rate as known at the time the Tax Benefit is calculated and applying a discount factor of 5% per annum.

10.2.6             result from any non-compliance of Purchaser or the Companies with any of their obligations under Section 10.4; or

10.2.7             result from payments made by Seller or Purchaser under this Agreement.

10.3                       Tax Covenants

The Parties agree that except as legally required by any competent Tax authority or otherwise compelled by mandatory law and after having given Seller the opportunity to intervene, Purchaser will not and will not cause or permit any of its Affiliates to make or amend after the Closing Date any Tax election or Tax filing of Companies for the Period before the Effective-Date.

10.4                       Indemnification Procedures

10.4.1             Following the Closing Date, Purchaser shall within a reasonable period notify Seller in writing of any Tax audit or administrative or judicial proceeding that is announced or commenced and that might constitute a basis for Tax indemnification by Seller pursuant to this Section 10. Such notice shall be in writing and shall contain reasonable factual information describing the object of the Tax audit or the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any tax authority in respect of any such Tax audit or asserted Tax liability. Purchaser shall further procure that the respective Company allows Seller to fully participate in such Tax audit. If Seller is not given due notice and if the asserted Tax liability could have been avoided in case of timely notice, then Seller shall not have any obligation to indemnify the Purchaser or relevant Company concerning such asserted Tax liability.

10.4.2             Seller may elect to direct on its own or through counsel of its choice and at its expense, any audit, claim for refund and administrative or judicial proceeding involving any asserted Tax liability with respect to which compensation or indemnification may be sought under this Section 10; provided that Seller has unconditionally accepted in writing its indemnification obligation towards Purchaser. If Seller elects to direct such proceeding, Seller shall within 20 Business Days of receipt of Purchaser’s written notice pursuant to Section 10.4.1 notify Purchaser in writing of its intent to do so, and Purchaser shall cooperate and cause the Companies to cooperate, at Seller’s expense in each phase of such proceeding. If Seller does not elect to direct such proceeding or fails to timely notify Purchaser of its election, Purchaser or the Companies may pay, compromise or contest such asserted Tax liability, provided that neither Purchaser nor the Companies may settle or compromise any asserted Tax liability without the consent of Seller, such consent shall not be unreasonably withheld. In any event, Seller may participate, at its own expense, in any such proceeding. If Seller chooses to direct such proceeding, Purchaser shall, within the boundaries of good faith, be obliged to promptly authorize, and to cause the Companies to authorize (by power of attorney and such other documentation as may be necessary and appropriate) the designated representative of Seller to represent Purchaser or the Companies in such proceeding insofar as such proceeding involves an asserted Tax liability for which Seller could be liable under this Section 10.

10.4.3             Indemnification payments due by Seller under this Section 10 shall be made within 20 Business Days upon written request by Seller, provided that Seller shall not be required to make any payment earlier than five Business Days before such Taxes are due to the tax authority. In case of any Tax being contested in accordance with Section 10.4.2, payment of such Tax to the tax authority will be considered due no earlier than on the date a final (bestandskräftig) determination to such effect is made by either the tax authority or a court of proper jurisdiction, provided that the tax authority has granted relief from paying the assessed Tax until such Tax becomes final and binding. If this is not the case, Seller shall make an advance indemnification payment to Purchaser provided that Purchaser provides a guarantee by Ströer SE as security for any reimbursement claims of Seller which might arise pursuant to the subsequent sentence. If the final amount to be indemnified for Taxes and to be paid is lower than the advance indemnification payment by Seller, then the difference shall be reimbursed by the Purchaser.

10.4.4             Any payment under this Section 10 shall be treated as an adjustment of the Purchase Price.

10.5                       Tax Refunds

10.5.1             If the Companies or, with respect to the Companies, the Purchaser or any of its Affiliates receive a Tax refund relating to any periods ending on or before the Effective Date (to the extent not reflected in the Financial Statements as an asset), the amount of the Tax refund shall be paid by Purchaser to Seller without undue delay. The Purchaser shall duly notify Seller of any Tax refund relating to the Tax Indemnification Period.

10.5.2             Section 10.4 above shall apply mutatis mutandis.

Section 11
LIMITATION PERIODS; INDEMNIFICATION PROCEEDING; WAIVER OF STATUTORY RIGHTS

11.1                       Subject to mandatory law, in particular section 123 or section 276 para. 3 German Civil Code (BGB), and except as otherwise expressly provided for in this Agreement, (i) the Seller’s Guarantees are exhaustive and no further guarantees shall be deemed to be given by the Seller, (ii) the provisions set forth in Section 7, Section 9 and Section 11 shall apply instead and to the exclusion of any and all remedies that would otherwise be available to the Purchaser under applicable law in the event of any of the Seller’s Guarantees being incorrect and (iii) any further liability of the Seller and of the Seller’s representatives, agents and/or advisors and any differing or further rights or claims of the Purchaser other than explicitly provided for in this Agreement, irrespective of which nature and legal basis, including, without limitation, any right to rescind (anfechten) or to withdraw from (zurücktreten) this Agreement, to reduce the Purchase Price (mindern) and/or to claim damages (Schadensersatz) are hereby expressly excluded and waived, in particular, without limitation, any rights and claims arising from or in connection with (a) defects in quality or title, (b) incorrectness of any of the Seller’s Guarantees or other guarantees, warranties or indemnities, (c) breach of any contractual or pre-contractual obligation, (d) tort, (e) interference with the contractual basis (Störung der Geschäftsgrundlage), or (e) any other basis.

11.2                       All claims of Purchaser arising under this Agreement shall become time-barred upon expiration of a period of 18 months after the Closing Date. Exempted herefrom are all

11.2.1             Claims of Purchaser arising under Section 10.1 which shall become time barred three years after the Closing Date;

11.2.2             claims of Purchaser arising under the Seller’s Guarantees according to Section 7.1.6 and 7.1.9 which shall become time-barred five years after the Closing Date; and

11.2.3             claims of Purchaser arising as a result of willful or intentional (vorsätzlich) breaches of Seller’s obligations under this Agreement which shall become time-barred in accordance with statutory rules in section 195, 199 BGB.

11.3                       Section 203 BGB shall not apply, unless the Parties agree in writing that the limitation period shall be tolled on the basis of pending settlement negotiations.

11.4                       In the event that any action, claim or proceeding with respect to which Purchaser may seek recovery from Seller under this Agreement is asserted, announced or commenced by any third party (a “Third Party Claim”),

11.4.1             no admissions in relation to such Third Party Claim shall be made by or on behalf of the Purchaser and the Third Party Claim shall not be compromised, disposed of or settled without giving the Seller the opportunity to comment and state any objections with regard to any such Third Party Claim; and

11.4.2             Purchaser shall within a reasonable period notify Seller of such action, claim or proceeding. Purchaser shall give Seller reasonable opportunity to participate in the defense of any such action, claim or proceeding, provided that Seller has unconditionally accepted in writing its compensation obligation under this Agreement towards Purchaser. Purchaser shall at its own costs conduct the defense of the Third Party Claim diligently and in good faith and take any such action to defend, appeal, compromise or settle the Third Party Claim (including the assertion and pursuit of counter-claims or other claims against any third parties), but shall (a) keep the Seller fully informed of the progress of the Third Party Claim and its defense, (b) promptly provide the Seller with copies of all material notices, communications and filings (including court papers), (c) ensure that the Seller and/or one or several representatives of the Seller bound to secrecy by professional code will, to the extent legally permissible, be entitled to participate at Seller’s costs in any meetings or discussions and (d) consult with the Seller prior to taking any action in relation to the Third Party Claim and its defense so as to give the Seller the opportunity to comment and state any objections.

11.5                       No liability under Section 7, Section 9, and Section 10 and Section 12 shall attach to Seller, (i) if the individual claim is less than 25,000.00 EUR (in words: twenty-five thousand Euro) (“De Minimis Threshold”) it being understood that a multitude of claims of a similar kind are deemed to form one individual claim and (ii) until the aggregate amount of individual claims exceeding the De Minimis Threshold exceeds an aggregate amount of 300,000.00 EUR (in words: three hundred thousand Euro) (“Basket”), it being understood that in case the aggregate amount of claims exceeding the De Minimis Threshold exceeds the Basket, the Purchaser may only claim the exceeding amount (not including the Basket).

11.6                       The aggregate liability of Seller under the Seller’s Guarantees, the Seller’s Covenants and for tax indemnifications according to Section 10 as well as any other liabilities under this Agreement, but except for Seller’s obligations under Section 5, shall not exceed 20 percent of the base amount of the Purchase Price according to Section 4.1.1(i) (9,455,000.00 EUR (in words nine million four hundred fifty five thousand Euros) (“Liability Cap”). The Liability Cap shall not apply with regard to Seller’s Guarantees according to Section 7.1.6 and Section 7.1.9. The De Minimis Threshold, the Basket and the Liability Cap shall not apply to claims of Purchaser arising as a result of or due to willful (vorsätzlich) breaches.

11.7                       Without prejudice to other exclusions or limitations set forth in this Agreement, Purchaser shall not have a claim under Section 9.1, if and to the extent that

11.7.1             the circumstances constituting the respective breach of Seller’s Guarantees, other than a breach of the Seller’s Guarantees according to Section 7.2 which are exempted from the limitation in this Section 11.7.1, have been disclosed by Seller in this Agreement, including the Exhibits thereto or during the Purchaser’s due diligence until March 24, 2016 in the Merrill DataSite “Project Peer” data room operated by Merrill Corp. (the “Dataroom”). The documents disclosed to Purchaser in the Dataroom until March 24, 2016 are completely listed in the dataroom index according to Exhibit 11.7.1. For purpose of subsequent evidence the Parties hand over to the acting notary a sealed DVD containing the documents included in the Dataroom until March 24, 2016. The Parties instruct the notary to keep safe the DVD until December 31, 2020 and to grant to each Party access to the DVD in his office upon written request. Section 442 para.1 BGB shall not apply.

11.7.2             the claim and/or liability is a result of a failure by Purchaser or the Companies of their obligation to avoid or mitigate damages after the Closing Date (section 254 BGB);

11.7.3             the damages are compensated by payments from third parties, including, but not limited to, payments under insurance policies of Purchaser or the Companies in existence as of the Closing Date. If and to the extent that Purchaser or the Companies have in connection with the respective damages payment claims against third parties, Seller shall satisfy its obligation under this Agreement, against (Zug-um-Zug) assignment by Purchaser or the Companies, as the case may be, of the respective claims against the third parties. Following such assignment Purchaser shall provide, and shall procure that the Companies provide, Seller with all relevant documents and other information reasonably required by Seller to enforce the claims against the third parties; or

11.7.4             the damages have been recorded as a specific liability or accrual (Rückstellung) in the Financial Statements.

Section 12

SELLER’S COVENANTS AND INDEMNIFICATION

12.1                       Period between Signing and Closing

Until the Closing Date, Seller shall not, without the prior written consent of Purchaser (“Seller’s Covenants”):

12.1.1             adopt or permit the adoption of any shareholders’ resolution of a Company regarding:

a)                                    the liquidation of a Company;

b)                                    any amendment to the articles of association of a Company;

c)                                     any transformation of a Company;

d)                                    the conclusion of any enterprise agreement;

e)                                     the redemption (Einziehung) of any Shares;

f)                                      the appointment or dismissal of any Directors or Officers of a Company;

g)                                     the declaration and/or payment of dividends or other distributions; or

h)                                    sell, transfer, create any encumbrances on or otherwise dispose of any of the Shares, or grant any options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase or otherwise become the owner of any of the Shares.

12.1.2             From the Signing Date until the Closing Date, Seller shall procure that the Companies conduct their business with due care of a prudent businessman and in the ordinary course, consistent with past practice, and use their best efforts consistent with past practice to protect the business of the Companies.

12.2                       Seller shall indemnify and hold harmless (freistellen) the Purchaser and/or Trombi upon first request (auf erstes Anfordern) from and against any claims of third parties, including but not limited to administrative fines and penalty payments, and any other liabilities, damages and losses incurred by the Purchaser and/or Trombi resulting from or in connection with the fact that Trombi has not or not completely or not in due time declared in accordance with the applicable French law the amount of fees or commissions and other remunerations of all kind paid to third-parties contractors in the specific so-called DAS2 form.

12.3                       Seller shall indemnify and hold harmless (freistellen) the Purchaser and/or Trombi upon first request (auf erstes Anfordern) from and against any claims of third parties, administrative fines and penalty payments and any other liabilities, damages and losses incurred by the Purchaser and/or Trombi resulting from or in connection with a breach by Trombi of binding French consumer law or data protection law, including, but not limited to, the fact that customer contracts regarding the use of services rendered on Trombi’s website “trombi.com” and entered into before the Closing Date are declared null and void due to a breach of binding French consumer law.

Section 13

NON-COMPETE; NON-SOLICITATION

13.1                       For a period of two years after the Closing Date, Seller shall not, and shall cause the other Affiliates of Seller not to either directly or indirectly compete with the Companies in the business of online subscription-based social network reconnecting classmates in Germany, Austria, France, Switzerland and Sweden (as in effect on the Closing Date) in the geographic areas in which the Companies engage in business on the Closing Date.

13.2                       The acquisition of any business or any interest in a company or group of up to 3 % of shares shall be exempt from the obligations under Section 13.1, provided that it is impossible for the Seller to exert any influence on the management bodies of such companies.

13.3                       For a period of two years after the Closing Date, Seller shall not, and shall cause its Affiliates not to, solicit for employment any employee of the Companies.

Section 14

MISCELLANEOUS

14.1                       Confidentiality

14.1.1             The Parties shall keep their negotiations and the information exchanged confidential.

14.1.2             Each Party undertakes not to disclose;

a)                                    Any financial information, trade secrets, customer lists or other information that it may from time to time receive or obtain (in any form) as a result of entering into or performing its obligations pursuant to this Agreement or otherwise, relating to the other Party or the Companies, and which is not in the public domain;

b)                                    Any information about the entering into or the content of this Agreement, unless:

(i)                                    Required to do so by any applicable law or pursuant to any order of a court or competition authority or tribunal;

(ii)                                 Required to do so by the US Securities and Exchanges Commission rules, any applicable stock exchange regulations or the regulations of any other recognized market place;

(iii)                              Such disclosure has been consented to by the other Party in advance in writing; or

(iv)                             The information is disclosed to its professional advisors who make no other use of the information than for assisting the Party and who are bound to such Party by a duty of confidence which applies to any information disclosed.

14.1.3             If a Party becomes required, in circumstances contemplated by Section 14.1.2b)(i) or 14.1.2b)(ii) to disclose any information, such Party shall to the extent possible consult with the other Party and take into account any reasonable requests that the other Party may have in relation to the disclosure before making it.

14.1.4             The obligations set forth in this Section 14.1 shall survive until the second anniversary of the Closing Date.

14.2                       Announcements

A Party may not issue a press release, make any public announcements or undertake any public relations activities with regard to this Agreement or the transactions contemplated hereby unless the other Party in advance has approved of such release or announcement; such approval shall not be unreasonably withheld. For clarity, this Section 14.2 shall not apply to announcements or filings required under Section 14.1.2b)(ii).

14.3                       Post Closing Actions

14.3.1             On the next annual general shareholders’ meeting of Klassträffen following Closing, subject to the Klassträffen’s auditor not recommending against discharge (ansvarsfrihet), Purchaser undertakes to vote for that the members of the board of directors of Klassträffen appointed by Seller are granted full discharge from any liability for their administration of Klassträffen.

14.3.2             The Purchaser shall register the share transfer agreement for the Trombi Shares according to Exhibit 6.6.5a) with the French tax authorities and pay the relevant registration fees within one month as of the Closing Date and shall deposit an original copy of the share transfer agreement to Trombi’s registered office in exchange of which the manager shall hand over a certificate of deposit, in order to make the share transfer binding to Trombi. The Purchaser shall furthermore carry out the relevant legal formalities regarding the publication of the decisions set out in Exhibit 6.6.5b) and of the amended articles of association (in particular with the French Trade and Company Register and legal notices) within one month as of the Closing Date.

14.3.3             With regard to the transfer of the Klassenfreunde Shares the Purchaser shall procure that the Company after the Closing Date draws up the updated register of the beneficial owners of Klassenfreunde and makes the corresponding notifications.

14.4                       Costs

Each Party shall bear its own costs and expenses in connection with the preparation, conclusion and performance of this Agreement, including any professional fees, charges and expenses of its respective advisors. The total bonus for StayFriend’s managing director Michel Lindenberg in connection with the initiation, conclusion and performance of this Agreement in the amount of 75,000.00 US$ shall be borne by United Online, Inc. as Seller’s parent company. All transfer, stamp, registration and similar duties and taxes as well as all notarial or registration fees (including registration fees due to the French tax authorities in respect of the transfer of the Trombi shares) in connection with the transfer of the Shares or otherwise with the implementation of this Agreement shall be borne by the Purchaser.

14.5                       Notices

14.5.1             All notices and other communication required or permitted under this Agreement shall be made in writing in the English language, and shall be addressed to (i) the addresses set forth below, (ii) the official registered postal address of the relevant Party, or (iii) such other addresses as may be given by written notice in accordance with this Section 14.5.

If to the Seller to:

Classmates International, Inc.

21255 Burbank Boulevard, Suite 400

Woodland Hills, California 91367

USA

Attention: Legal Department

With a copy (not serving as a notice) to:

ARNECKE SIBETH SIEBOLD Rechtsanwälte Steuerberater Partnerschaftsgesellschaft mbB

Oberanger 34-36

80331 München

Germany

Attention: Dr. Dagobert Nitzsche

If to the Purchaser:

Ströer Content Group GmbH

Ströer Allee 1

50999 Köln

Germany

Attention: Mrs. Anne Ossenberg

14.5.2             A notice shall be considered received when the other Party has confirmed receipt. Should a Party not have confirmed receipt (in any form, save for automatically generated out of office electronic mail replies), a notice or other communication shall nevertheless be deemed received:

a)                                    If delivered by hand, sent by reputable international overnight courier (with return or delivery receipt obtained) on the date of receipt by the recipient thereof if received prior to 17.00 (CET) and such day is a Business Day, and otherwise on the next succeeding Business Day; or

b)                                    If sent within Germany, one Business Day, or if sent outside Germany, five Business Days, after having been sent by registered or certified mail, return or delivery receipt requested, postage prepaid.

14.6                       Entire Agreement

Except as explicitly set forth herein, this Agreement contains the entire understanding of the Parties with respect to the subject matter contained herein. This Agreement supersedes and cancels all agreements (whether written or oral) prior to the Signing Date between the Parties regarding the subject matter hereof.

14.7                       Variation

No amendments of this Agreement may be made except in writing or — if necessary — in notarized form (containing a specific reference to this Agreement) and signed by both Parties. The same applies to any deviation from the form requirement set forth herein.

14.8                       Waiver

14.8.1             Any waiver of any right under this Agreement shall only be effective if made in writing and signed by the Party waiving the applicable right or provision.

14.8.2             No failure to exercise or delay in exercising any right or remedy provided under this Agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

14.9                       Assignment

No Party may transfer or grant any Encumbrance in or over this Agreement or any of its rights or obligations under this Agreement, without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement to an acquirer in the event such Party (or all or substantially all of its assets) is acquired by such acquirer.

14.10                Set-off

All amounts due under this Agreement shall be paid in full without any deduction or withholding other than as required under any applicable law, and no Party shall be entitled to assert any credit, set-off or counterclaim against another Party in order to justify withholding payment of any such amount, in whole or in part. For clarification: Purchaser’s right pursuant to Section 5.3 to deduct in case of a Leakage Notice any amount of a Leakage, other than a Permitted Leakage, or any other financial detriment which occurred before the Closing Date, from the Purchase Price, shall remain unaffected.

14.11                Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Germany, without giving effect to the choice of law principles thereof and excluding the United Convention on Contract for the international Sale of Goods (Vienna Convention). All disputes arising out of or in connection with this Agreement or its validity shall be submitted to the exclusive jurisdiction of the competent court in Munich, Germany. Each Party shall be entitled to pursue equitable remedies (including specific performance and injunctive relief) to enforce its rights and remedies hereunder.

14.12                Reference Deed

The Exhibits mentioned in this Agreement were notarized under the deed of the acting notary, (deed register no. 527/2016). The said deed contains all Exhibits. The said deed is available in its original form during the present notarization; the said deed including the annexed plans is hereby referred to. Its content is known to the parties. They waived their rights to have the text of the said deed read out anew and to have it annexed to this agreement. The Notary advised the parties about the legal meaning of this reference.

Read out loud, approved und signed:

/s/ Daniel-Sebastian Kaiser
/s/ Dagobert Nitzsche
/s/ Temme, Notar